June 12, 2018

Via EDGAR and Federal Express

Courtney Lindsay

Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Focus Universal Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 2, 2018
File No. 000-55247

Dear Mr. Lindsay:

Set forth below is the response on behalf of Focus Universal, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 9, 2018 (the “Comment Letter”) concerning the referenced Form 10-K for the Fiscal Year Ended December 31, 2017 which was filed with the Commission on April 2, 2018. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover one copy of our Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which has been filed with the Commission concurrently herewith.

Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017

Cover Page

1.	Please revise the cover page to the Form 10-K to disclose the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter. Provide us with your calculation. In this regard, we note that you made this calculation as of March 30, 2018 and appear to have multiplied the closing price by all of your outstanding common shares, rather than only the amount of voting stock held by non-affiliates of the company.

The Company has revised the disclosure on cover page as requested.

2.	Please revise the cover page to the Form 10-K to indicate that your common stock is registered under Section 12(g). We refer you to the Form 8-A12G filed on July 15, 2014.

The Company has revised the disclosure as requested. However, it is our position that the Company is not or should not be a 12(g) filer under the Exchange Act. The Form 8-A filed on July 15, 2014 was incorrectly filed. The Company intends to take remedial measures to amend its Form 8-A so that it can correctly be categorized as a filer under Section 12(b) of the Exchange Act.

Risk Factors

We will not be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act..., page 13

3.	Please update this risk factor and the first risk factor on page 11 to account for the fact that you have filed your second annual report on Form 10-K and, thus, your management is currently required to assess your internal control over financial reporting. Disclose the results of that assessment.

The Company has revised the risk factors on page 11 and page 13 as requested.

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Item 15. Exhibits, page 30

4.	Please list in the exhibit index and file all material contracts required by Item 601 of Regulation S-K. For example, please file the convertible promissory notes you issued on June 30, 2017 and July 28, 2017. If you have previously filed these exhibits, you may incorporate them by reference. Refer to Item 601(a)(2) of Regulation S-K.

The Company has revised its exhibit to include the convertible promissory notes as requested.

If you have any additional questions regarding any of our responses to the Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, please feel free to call me at 917-830-6517.

Sincerely yours,

/s/ Gilbert Bradshaw

Enclosures

Yue Cao

Desheng Wang

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